UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File #001-08506

A.    Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2010 and 2009 and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of

Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 27, 2011

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments:
Registered investment companies	$27,953,741	$23,944,932
Employer securities - company stock fund	17,446,145	9,412,752
Group annuity contract	3,660,761	4,048,324
Interest bearing cash and equivalents	163,439	126,945
Total investments, at fair value	49,224,086	37,532,953

Notes receivable from participants	1,387,974	921,288
Non-interest bearing cash	11,605	—
Other receivables	1,150	—
Net assets available for benefits	$50,624,815	$38,454,241

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

Additions
Investment income:
Net appreciation in fair value of investments:
Registered investment companies	$3,287,724
Employer securities - company stock fund	8,821,668
Subtotal	12,109,392

Interest income on group annuity contract	111,186

Other investment income	19
Total investment income	12,220,597

Interest income on notes receivable from participants	55,448

Contributions:
Employer contributions	2,410,113
Participant contributions	5,685,992
Participant rollovers	418,625
Total contributions	8,514,730

Total additions	20,790,775

Deductions
Benefits paid to participants	4,504,285
Assets transferred from Plan	4,069,133
Administrative expenses	46,783

Total deductions	8,620,201

Net increase	12,170,574

Net assets available for benefits:
Beginning of year	38,454,241

End of year	$50,624,815

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 - DESCRIPTION OF PLAN

Universal American Spin Corp., a Delaware corporation (“New UAM”), was formed on December 22, 2010 as a wholly-owned subsidiary of Universal American Corp., a New York corporation (“Old UAM”).  On December 30, 2010, Old UAM entered into (i) an Agreement and Plan of Merger with CVS Caremark Corporation (“CVS Caremark”), to provide for the purchase of Old UAM’s Medicare Part D Business by CVS Caremark through the merger of a CVS Caremark subsidiary with and into Old UAM, with Old UAM continuing as the surviving corporation and a wholly-owned subsidiary of CVS Caremark and (ii) a Separation Agreement with New UAM, to provide for the separation of Old UAM’s Medicare Part D Business from its remaining businesses, which include the Medicare Advantage and Traditional Insurance businesses.  We refer to the sale of the Medicare Part D Business to CVS Caremark and related transactions as the “Part D Transaction.”

On April 29, 2011, the parties consummated the Part D Transaction and shareholders of Old UAM received $14 in cash and one share of New UAM common stock for each share owned.  At the closing of the Part D Transaction, Old UAM (i) separated all of its businesses other than its Medicare Part D Business and transferred those businesses to New UAM (ii) became a wholly-owned subsidiary of CVS Caremark, (iii) changed its name to Caremark Ulysses Holding Corp. (iv) de-registered its shares under the Securities Exchange Act of 1934 and (v) de-listed its shares on the New York Stock Exchange. In addition, at the closing of the Part D Transaction, Old UAM transferred and assigned the Old UAM 401(k) Savings Plan to New UAM and New UAM changed its name to Universal American Corp.  For purposes of this report, the Company refers to Old UAM prior to April 29, 2011 and New UAM on and after April 29, 2011.

Effective April 1, 1992, the Company adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Administrator for the Plan and has appointed State Street Bank and Trust as Plan Trustee.  The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan.  State Street Bank and Trust is the custodian for the Plan’s assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Amendments

Effective July 1, 2010, the Fidelity Advisor Mid Cap Fund was removed as an investment option.

Effective June 1, 2010, the following amendments were made to the Plan related to the Company’s sale of its CHCS, Inc. subsidiary:

•      For any employee of CHCS, Inc. who is a Participant of the Plan as of the closing of the sale transaction, their account balances will immediately become 100% vested.

•      Former employees of CHCS, Inc. are permitted to continue making loan payments into the Plan until their benefits have been spun-off from the Plan.

Effective January 1, 2010, the following amendments were made to the Plan:

•      The minimum attained age required to participate in the Plan reduced from age 21 to age 18.

•      The minimum service period required to participate in the Plan reduced from 250 hours within three months of service to 30 days

•      The Plan entrance date changed from the first day of the Plan quarter following achievement of eligibility requirements to the first day of the month following achievement of eligibility requirements.

•      The automatic enrollment percentage has increased from 2% to 3%.

Transfers Out of the Plan

Effective April 1, 2010, the Company sold CHCS, our administrative services company, to Patni Americas, Inc, a wholly-owned subsidiary of  Patni Computer Systems (NYSE: PTI), Limited. Effective June 30, 2010, the net assets of the CHCS employees were transferred to the Patni America’s 401(k) Plan. The fair value of the net assets at the date of the transfer was $4,069,133. This transfer did not reduce or eliminate any protected benefits under Section 411 (d) of the Code, nor lessen the rights of any participant with respect to those benefits credited to the participant prior to the date of the transfer.

Participation in the Plan

Any employee who has completed thirty days of service and has attained age 18 shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the month following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any Company contributions and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2010 was $16,500.  Participants who were fifty years or older were also allowed to make an additional $5,500 catch-up contribution for a total of $22,000. Participants were also able to contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer contributions to the Company’s common stock fund.

During 2010, the matching contribution was equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 4% of eligible salary contributed to the Plan by the participant, with a maximum match contribution of 3% of compensation, up to $7,350 based on maximum compensation limits.  The 2010 Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Total Company Match*

1.0%	100%	1.0%
2.0%	75%	1.5%
3.0%	67%	2.0%
4.0%	63%	2.5%
5.0%	60%	3.0%
Over 5.0%	N/A	3.0%

* Expressed as a percentage of the participant’s eligible salary.

† Expressed as a percentage of the participant’s contribution.

During 2009, the matching contribution was equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 2% of eligible salary contributed to the Plan by the participant, with a maximum match contribution of 2% of compensation.  In addition, the Administrator approved a supplemental Company matching contribution equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the Plan by the participant. The 2009 Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Maximum Company Match*	Supplemental Company Match*	Total Company Match*

1.0%	100%	1.0%	—%	1.0%
2.0%	75%	1.5%	—%	1.5%
3.0%	67%	2.0%	—%	2.0%
4.0%	N/A	2.0%	0.5%	2.5%
5.0%	N/A	2.0%	1.0%	3.0%
Over 5.0%	N/A	2.0%	1.0%	3.0%

* Expressed as a percentage of the participant’s eligible salary.

† Expressed as a percentage of the Participant’s contribution.

Participant and employer matching contributions are recorded in the period during which the related compensation is earned.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years of service and 25% more per year thereafter, with 100% vesting after five years of service (Participants who joined the Plan as part of the January 1, 2008 merger of the MemberHealth, Inc. 401(k) / Roth Profit Sharing Plan vest over 5 years, graded, based on date of hire and Heritage merged participants vest over either 3 or 4 years, graded, based on date of hire). Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portion of these accounts are forfeited. As discussed above, account balances for employees of CHCS were 100% vested as of the closing of the sale transaction in June 2010.

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the Company-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  These options consist of various equity investments (funds) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit.  The participant must direct the Company to withhold from each payroll and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2010 and 2009, participants had outstanding loan balances totaling $1,387,974 and $921,288, respectively.  These loans have various maturity dates, with interest rates ranging from 4.3% to 9.3% as of December 31, 2010.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $159,014 at December 31, 2010 and $122,904 at December 31, 2009.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2010, employer contributions were reduced by $232,718 from forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.  The Universal American Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

The Plan has entered into a traditional group annuity contract primarily with insurance carriers. This contract, which is included in the Transamerica Stable Value Fund (the Fund), is fully benefit-responsive and has no stated maturity date. A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946-210-45-11, Financial Services — Investment Companies — Balance Sheet — Other Presentation Matters, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is included in the financial statements at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent employee loans and are valued at their outstanding principal balance plus accrued interest in accordance with ASC 962-310-35, Plan Accounting — Defined Contribution Pension Plans — Receivables — Subsequent Measurement — Participant Loans. No allowance for credit losses has been recorded as of December 31, 2010 and 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Standards

Reporting Loans to Participants: In September 2010, the FASB issued Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Plans, which amended ASC 962-310 by requiring that participant loans be classified as notes receivables from participants, outside of investments. Previously, they were classified as within investments for financial statement purposes. In addition, these assets are now carried at outstanding principal balance plus accrued interest rather than fair value. The new rules were effective for fiscal years ending after December 15, 2010. Management has adopted these changes in this filing on Form 11-K. Prior year presentation was reclassified to reflect these new requirements. There was no impact from the change on net assets available for benefits.

Fair Value Measurements: In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, requiring separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 and description of the reasons for the transfers. It also requires disclosure on a gross basis of purchases, sales, issuances and settlements within Level 3, and disclosures by class of assets and liabilities.  The new disclosures and clarifications of existing disclosures are effective for financial statements issued for interim or annual financial reporting periods ending after December 15, 2009 with an exception for the reconciliation disclosures for Level 3, which are effective for interim or annual financial reporting periods ending after December 15, 2010.  Implementation of this guidance did not impact the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has received an advisory letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting the volume submitter plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 5 - CONTRIBUTION INCOME

Participant contributions during 2010 totaled $6,104,617  and originated from the participants’ salary deferral contributions of $5,685,992 and from participants’ rollover contributions of $418,625.

Employer contributions during 2010 amounted to $2,410,113.  All of the Employer contributions are deposited to the Universal American Corp. - Company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

NOTE 6 - INVESTMENTS

The following schedule of Plan assets presents investments at December 31, 2010 and 2009:

	December 31, 2010				December 31, 2009
Description	Units	Per Unit	Value		Value
			(In thousands)
Registered investment companies

American Funds Fundamental Invs R3	17,908.818	$36.630	$656		$446
American Funds Small Cap Fund	54,513.505	38.060	2,075		1,965	*
American Funds-Growth Fund of America	52,500.922	29.980	1,574		1,497
Black Rock Equity Fund	92,531.805	17.610	1,629		1,443
BlackRock Global Financial Svcs Inv A	7,355.958	7.610	56		47
Columbia Mid Cap Value Fund	3,709.605	13.450	50		14
TAP Stock Index Fund	133,010.148	9.770	1,300		1,340
Fidelity Advisor Mid Cap Fund	—	—	—		800
Fidelity Small Cap Fund	26,308.512	24.370	641		539
First American Real Estate Fund	31,667.939	18.210	577		352
Franklin Micro Cap Value Fund	43,105.980	31.910	1,376		1,387
Goldman Sachs Growth Opportunities Fund	65,627.162	22.960	1,507		540
Janus Adviser Balanced S	41,528.598	25.090	1,042		977
Janus Forty Fund	41,284.971	33.290	1,374		1,449
Prudential Natural Resources A	10,029.899	57.080	573		337
Loomis Sayles Bond Fund	59,590.356	14.180	845		794
Loomis Sayles Investment Grade Bond Fund	124,008.933	12.130	1,504		1,100
Royce Premier Financial Fund	11,752.843	20.070	236		21
Royce Value Fund	8,241.511	12.650	104		30
TA IDEX Asset Allocation — Conservative Portfolio	38,681.364	11.220	434		273
TA IDEX Asset Allocation — Growth Portfolio	93,520.188	11.990	1,121		908
TA IDEX Asset Allocation — Moderate Growth Portfolio	57,506.799	11.900	684		532
TA IDEX Asset Allocation — Moderate Portfolio	293,092.983	11.660	3,417	*	2,216	*
Thornburg Core Growth Fund	28,977.200	15.580	451		509
Transamerica Diversified Equity Fund	64,498.692	15.390	993		877
Vanguard International Value Fund	57,823.945	32.160	1,860		1,779
Wells Fargo Advantage Government Securities Fund	107,177.443	10.890	1,167		1,194
Wells Fargo Advantage Small Cap Value Fund	22,091.516	32.040	708		579
Total registered investment companies			27,954		23,945

Employer securities
Universal American Corp. - company stock fund	757,697.857	23.025	17,446	*	9,413	*

Group annuity contract
Transamerica Stable Value Fund	205,982.807	17.772	3,661	*	4,048	*

Cash and equivalents
Interest bearing cash			163		127

Total Investments			$49,224		$37,533

*	Investment in fund represents 5% or more of the net assets of the Plan.
All investments are participant directed except for the non-vested matching employer contribution to the Universal American Corp. - company stock fund, which is non-participant-directed.

NOTE 7 — Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies: Valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.

Employer securities — company stock fund:  Valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

Group annuity contract: As described in ASC Topic 946-210-45-11, Financial Services — Investment Companies — Balance Sheet — Other Presentation Matters, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is valued at contract value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments carried at fair value by ASC 820 hierarchy level as of December 31, 2010 and 2009 (in thousands):

2010	Total	Level 1	Level 2	Level 3
Registered investment companies:
Long term bond funds	$3,516	$3,516	$—	$—
Large Cap funds	7,526	7,526	—	—
Small/Mid Cap funds	5,650	5,650	—	—
International funds	3,934	3,934	—	—
Other funds	7,328	7,328	—	—
Total registered investment companies	27,954	27,954	—	—
Employer securities — company stock fund	17,446	17,446	—	—
Group annuity contract	3,661	—	—	3,661
Interest bearing cash and equivalents	163	163	—	—
Total investments at fair value	$49,224	$45,563	$—	$3,661

2009	Total	Level 1	Level 2	Level 3
Registered investment companies:
Long term bond funds	$3,087	$3,087	$—	$—
Large Cap funds	7,052	7,052	—	—
Small/Mid Cap funds	4,771	4,771	—	—
International funds	3,745	3,745	—	—
Other funds	5,290	5,290	—	—
Total registered investment companies	23,945	23,945	—	—
Employer securities — company stock fund	9,413	9,413	—	—
Group annuity contract	4,048	—	—	4,048
Interest bearing cash and equivalents	127	127	—	—
Total investments at fair value	$37,533	$33,485	$—	$4,048

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010 (in thousands):

Group annuity contract
Balance, beginning of year	$4,048
Net purchases, sales, and additions	(498)
Net investment income	111
Balance, end of year	$3,661

NOTE 8 - INVESTMENTS IN GROUP ANNUITY CONTRACT

The estimated contract value of the group annuity contract (the Contract), approximating the fair market value, was $3,660,761 as of December 31, 2010 and $4,048,324 as of December 31, 2009.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on the Contract was 2.73% and 3.2% for the years ended December 31, 2010 and 2009, respectively.  As of December 31, 2010 and 2009, the crediting interest rate on this contract was 2.65% and 2.75%, respectively.  Crediting interest rates are generally reset monthly with the reset based on formulas which may use market value, book value, duration and yield.

The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides payment options of the contract value for surrendering the Contract; however, the Plan Sponsor does not intend to surrender the Contract.

NOTE 9 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to this primarily nonparticipant-directed investment is as follows:

	December 31,
	2010	2009
Investments, at fair value:
Universal American Corp. - company stock fund	$17,446,145	$9,412,752

Year ended December 31, 2010
Change in net assets:
Net appreciation in fair value	$8,821,668
Contributions, net of forfeitures	2,638,466
Benefits paid to participants	(2,219,002)
Administrative expenses	(722)
Net transfers	(1,207,017)
$8,033,393

NOTE 10 - PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, a subsidiary of Aegon.  Diversified Investment Advisors is also the record keeper for the Plan.  Certain other Plan investments are shares of registered investment companies managed by Transamerica Securities and Sales Corporation.  The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company.  Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon.  In addition, Plan investments include shares of Universal American Corp.’s common stock.

NOTE 11 — SUBSEQUENT EVENTS

On April 29, 2011, the parties consummated the Part D Transaction. For additional information see Note 1 — Description of Plan, in Notes to Financial Statements.

In addition, at the closing of the Part D Transaction, New UAM changed its name to Universal American Corp. and its shares began trading on the New York Stock Exchange under the ticker symbol “UAM” on May 2, 2011.  New UAM now owns the businesses and assets that previously comprised Old UAM’s Senior Managed Care-Medicare Advantage, Traditional Insurance and Corporate & Other segments.

In connection with the closing of the Part D Transaction, Old UAM employees became employees of New UAM and the Plan continued in effect with the same terms and conditions. Part D employees became employees of CVS Caremark, and their participation in the Plan terminated.  As a result, Part D employees are no longer eligible to make contributions to the Plan and became 100% vested in the employer match.

Upon becoming a CVS employee, the Part D employees became eligible to immediately participate in the CVS 401(k) Retirement Savings Plan.  CVS made provision for employees with loan balances to transfer the loans to the CVS plan. In addition, upon termination from the Universal American Plan, Part D employee participants have the option, to (i) roll over the balance to a qualified IRA or the CVS Plan, (ii) leave funds in the Universal American Plan subject to minimum balance requirements, or (iii) take a personal distribution.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
(A)	(B)	(C)	(D)		(E)
			(In thousands)
	Registered investment companies
	American Funds Fundamental Invs R3	17,908.818 shares, mutual fund		**	$656
	American Funds Small Cap Fund	54,513.505 shares, mutual fund		**	2,075
	American Funds-Growth Fund of America	52,500.922 shares, mutual fund		**	1,574
	Black Rock Equity Fund	92,531.805 shares, mutual fund		**	1,629
	BlackRock Global Financial Svcs Inv A	7,355.958 shares, mutual fund		**	56
	Columbia Mid Cap Value Fund	3,709.605 shares, mutual fund		**	50
*	TAP Stock Index Fund	133,010.148 shares, mutual fund		**	1,300
	Fidelity Small Cap Fund	26,308.512 shares, mutual fund		**	641
	First American Real Estate Fund	31,667.939 shares, mutual fund		**	577
	Franklin Micro Cap Value Fund	43,105.980 shares, mutual fund		**	1,376
	Goldman Sachs Growth Opportunities Fund	65,627.162 shares, mutual fund		**	1,507
	Janus Adviser Balanced S	41,528.598 shares, mutual fund		**	1,042
	Janus Forty Fund	41,284.971 shares, mutual fund		**	1,374
	Prudential Natural Resources A	10,029.899 shares, mutual fund		**	573
	Loomis Sayles Bond Fund	59,590.356 shares, mutual fund		**	845
	Loomis Sayles Investment Grade Bond Fund	124,008.933 shares, mutual fund		**	1,504
	Royce Premier Financial Fund	11,752.843 shares, mutual fund		**	236
	Royce Value Fund	8,241.511 shares, mutual fund		**	104
*	TA IDEX Asset Allocation — Conservative Portfolio	38,681.364 shares, mutual fund		**	434
*	TA IDEX Asset Allocation — Growth Portfolio	93,520.188 shares, mutual fund		**	1,121
*	TA IDEX Asset Allocation — Moderate Growth Portfolio	57,506.799 shares, mutual fund		**	684
*	TA IDEX Asset Allocation — Moderate Portfolio	293,092.983 shares, mutual fund		**	3,417
	Thornburg Core Growth Fund	28,977.200 shares, mutual fund		**	451
*	Transamerica Diversified Equity Fund	64,498.692 shares, mutual fund		**	993
	Vanguard International Value Fund	57,823.945 shares, mutual fund		**	1,860
	Wells Fargo Advantage Government Securities Fund	107,177.443 shares, mutual fund		**	1,167
	Wells Fargo Advantage Small Cap Value Fund	22,091.516 shares, mutual fund		**	708

	Employer securities
*	Universal American Corp. - company stock fund	757,697.857 shares of Company common stock	$9,510		17,446

	Group annuity contract
*	Transamerica Stable Value Fund	Group Annuity Contract		**	3,661

	Notes receivable from participants	Loans receivable from participants maturing at various dates bearing interest from 4.3% to 9.3%	N/A		1,388

	Cash equivalents
*	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A		163
		Total			$50,612

*	Indicates party-in-interest.
**	Cost information not required for participant directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party	Description of Asset	Total Cost of Purchases	Total Amount of Sales	Transaction Expenses	Cost of Asset Sold	Gain (Loss) as a Result of Transaction
(In thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - company stock fund	$3,246	$4,030	$—	$3,003	$1,027

		(157 Buys)	(565 Sells)

Note:	Columns (e) and (f) have not been presented as this information is not applicable.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date: June 28, 2011